Resin Systems to Hold Third Quarter Update Teleconference and Webcast

Calgary, Alberta, November 7, 2007:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a developer of innovative advanced material products, will hold its third quarter update teleconference and webcast on November 15, 2007 at 11 a.m. (EST) / 9 a.m. (MST).

RS will discuss its third quarter results, including the status of its RStandard™ utility pole and RStandard™ roller tube product lines.

The call will be hosted by Paul Giannelia, president and chief executive officer of RS and Rob Schaefer, chief financial officer and corporate secretary of RS, and will contain a question and answer period.

To participate please dial 1-866-334-3876 (toll-free in North America) or (416) 849-4292 approximately
10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page and the investor relations page. The webcast will be archived for approximately 90 days. In addition, to access a replay of the teleconference, please dial 1-866-245-6755 (toll-free in North America) or (416) 915-1035 and enter passcode 660406#.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel.  The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the RStandard™ composite roller tube and the award winning RStandard modular composite utility pole. For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"Version" and "RStandard" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com